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                                   FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                FOR AUGUST 13, 2002

                        Canadian National Railway Company
             (Exact name of Registrant as specified in its charter)

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                        Canadian National Railway Company
                 (Translation of Registrant's name into English)

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                        935 de la Gauchetiere Street West
                                Montreal, Quebec
                                 Canada H3B 2M9
                                 (514) 399-7091
                    (Address of principal executive offices)

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[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                           FORM 20-F       FORM 40-F  X
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[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                                YES         NO  X
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[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable


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    Statement of Principal Executive Officer and Principal Financial Officer
      Regarding Facts and Circumstances Relating to Exchange Act Filings


We, PAUL M. TELLIER, President and Chief Executive Officer and CLAUDE MONGEAU, Executive Vice-President and Chief Financial Officer, of Canadian National Railway Company ("CN"), state and attest that:

     (1) To the best of our knowledge, based upon a review of the covered reports of CN, and, except as corrected or supplemented in a subsequent covered report:

          o no covered report contained an untrue statement of a material fact as of the end of the period covered by such report; and

          o no covered report omitted to state a material fact necessary to make the statements in the covered report, in light of the circumstances under which they were made, not misleading as of the end of the period covered by such report.

     (2) We have reviewed the contents of this statement with CN's Audit Committee.

     (3) In this statement, each of the following is a "covered report" :

          o CN's Annual Information Form filed on May 31, 2002, as an Annual Report for year ended December 31, 2001 on Form 40-F with the U.S. Securities and Exchange Commission; and

          o the reports on Form 6-K of CN filed with the Commission on February 5, 2002 containing CN's 2001 audited financial statements and management's discussion and analysis (in both Canadian and U.S. GAAP), and on May 15, 2002 and August 13, 2002 containing CN's financial statements for the first and second quarters of 2002, respectively.

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     This statement is being submitted to the Commission on a voluntary basis and not for the purpose of complying with (i) the Commission's Order dated June 27, 2002 pursuant to Section 21(a)(1) of the Securities Exchange Act of 1934, as amended, to which Order CN is not subject or (ii) Section 302 or 906 of the Sarbanes-Oxley Act of 2002.


(s) PAUL M. TELLIER                          (s) CLAUDE MONGEAU
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President and Chief Executive Officer        Executive Vice-President and
Canadian National Railway Company            Chief Financial Officer
August 13, 2002                              Canadian National Railway Company
                                             August 13, 2002